SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         YES! ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    985834100
                         ------------------------------
                                 (CUSIP Number)
                                    Copy to:

21st Century Communications               Stephen A. Cohen, Esq.
  Partners, L.P.                          Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor              750 Lexington Avenue
New York, New York  10153                 New York, New York 10022
Telephone (212) 754-8100                  Telephone (212) 735-8600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 8, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              531,121 shares                       6.0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By                 252,211 shares                     2.9%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                  531,121 shares                     6.0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                            252,211 shares                     2.9%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    783,332 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         8.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              180,709 shares                                2.1%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               602,623 shares                                6.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                180,709 shares                                2.1%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          602,623 shares                                6.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    783,332 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         8.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              71,502 shares                                 0.8%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               711,830 shares                                7.9%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                71,502 shares                                 0.8%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          711,830 shares                                7.9%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    783,332 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         8.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Sandler Mezzanine Partnership, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              380,488 shares                                4.4%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               253,657 shares                                2.9%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                380,488 shares                                4.4%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          253,657 shares                                2.9%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    634,145 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         7.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                      Sandler Mezzanine T-E Partnership, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              171,219 shares                                  2%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               462,926 shares                                5.3%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                171,219 shares                                   2%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          462,926 shares                                 5.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    634,145 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         7.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Sandler Mezzanine Foreign Partnership, L.P.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              82,438 shares                                   1%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               551,707 shares                                6.3%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                82,438 shares                                  1%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          551,707 shares                              6.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    634,145 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         7.3%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Harvey Sandler
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,417,477 shares                            15.6%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,417,477 shares                            15.6%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,417,477 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Barry Lewis
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,417,477 shares                            15.6%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,417,477 shares                            15.6%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,417,477 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Michael J. Marocco
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,417,477 shares                            15.6%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,417,477 shares                            15.6%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,417,477 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       John Kornreich
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,417,477 shares                            15.6%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,417,477 shares                            15.6%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,417,477 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                           IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.   985834100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                       Andrew Sandler
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                       0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               1,417,477 shares                            15.6%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                0 shares                                       0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          1,417,477 shares                            15.6%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,417,477 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*|_|

--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         15.6%
--------------------------------------------------------------------------------
14     Type of Reporting Person*

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated June 8, 1995, relates to the reporting persons ownership of certain securities of YES! Entertainment Corporation (the "Issuer").


ITEM 1.   Security and Issuer

          (a) Common Stock, $0.01 par value per share (CUSIP No. 985834100).

          (b) Redeemable Common Stock Purchase Warrant ("Warrant"), expiring on June 7, 2000, entitling the holder thereof to purchase one share of Common Stock at $4.00 per share, exercisable as of June 7, 1995 (CUSIP No. 985834118).

          (c) Warrants ("A Warrants"), expiring on July 16, 1998, entitling the holder thereof to purchase one share of Common Stock at $15.30 per share.

          (d) Warrants ("B Warrants"), expiring on July 16, 1999, entitling the holder thereof to purchase one share of Common Stock at $16.32 per share.

          (e) Warrants ("C Warrants"), expiring on September 16, 1999, entitling the holder thereof to purchase one share of Common Stock at $7.50 per share.

          The A Warrants, the B Warrants and the C Warrants are hereinafter referred to collectively as the "Private Placement Warrants."

          (f) Yes! Entertainment Corporation
              3875 Hopyard Road
              Pleasanton, California  94588


ITEM 2.   Identity and Background

      1. (a) 21st Century Communications Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("21st Century").

          (b) Address:
              767 Fifth Avenue, 45th Floor
              New York, New York  10153

          (c) Principal Occupation:  Investments.

          (d) No.

          (e) No.

          Sandler Investment Partners, L.P. ("SIP") and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century. The limited partners of 21st Century include certain other investors. The officers, directors and shareholders of InfoMedia are filing a Schedule 13D under separate cover.

      2. (a) 21st Century Communications T-E Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("T-E").

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York 10153

          (c) Principal Occupation: Investments.

          (d) No.

          (e) No.

          SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

      3. (a) 21st Century Communications Foreign Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Foreign").

          (b) Address:
               c/o Fiduciary Trust (Cayman) Limited
               P.O. Box 1062
               Grand Cayman, B.W.I.

          (c) Principal Occupation: Investments.

          (d) No.

          (e) No.

              SIP, 21st Century Management Ltd. and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

      4. (a) Sandler Mezzanine Partnership, L.P., a limited partnership organized under the laws of the State of Delaware ("Mezzanine").

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York  10153

          (c) Principal Occupation: Investments.

          (d) No.

          (e) No.

          Sandler Mezzanine General Partnership ("SMGP") is the general partner of Mezzanine. The limited partners of Mezzanine include certain other investors.

      5. (a) Sandler Mezzanine T-E Partnership, L.P., a limited partnership organized under the laws of the State of Delaware ("Mezzanine T-E").

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York  10153

          (c) Principal Occupation: Investments.

          (d) No.

          (e) No.

          SMGP is the general partner of Mezzanine T-E. The limited partners of Mezzanine T-E include certain other investors.

      6. (a) Sandler Mezzanine Foreign Partnership, L.P., a limited partnership organized under the laws of the State of Delaware ("Mezzanine Foreign").

          (b) Address:
               c/o Fiduciary Trust (Cayman) Limited
               P.O. Box 1062
               Grand Cayman, B.W.I.

          (c) Principal Occupation: Investments.

          (d) No.

          (e) No.

          SMGP is the general partner of Mezzanine Foreign. The limited partners of Mezzanine Foreign include certain other investors.

      7. (a) Harvey Sandler, sole shareholder of ARH Corp. ("ARH") and a majority shareholder of ARPH Media Corp. ("ARPH").

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York 10153

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

          ARH Corp. is a general partner of Sandler Capital Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E, and Foreign. ARPH Corp. is a general partner of SMGP, the general partner of Mezzanine, Mezzanine T-E and Mezzanine Foreign.

      8. (a) Barry Lewis, director and majority shareholder of EMEBE Corp. ("EMEBE") and a director, officer and majority shareholder of EMEBE Media Corp. ("EMEBE Media").

         (b) Address:
             767 Fifth Avenue, 45th Floor
             New York, New York 10153

         (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

         (d) No.

         (e) No.

         (f) Citizenship:  United States.

             EMEBE Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign. EMEBE Media is a general partner of SMGP, the general partner of Mezzanine, Mezzanine
T-E and Mezzanine Foreign.

      9. (a) Michael J. Marocco, is a director of the Issuer and a director, officer and sole shareholder of MJM Media Corp.

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York 10153

          (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

              MJM Media is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign, and a general partner of SMGP, the general partner of Mezzanine, Mezzanine T-E and Mezzanine Foreign.

      10. (a) John Kornreich, director and majority shareholder of Four JK Corp. and a director, officer and sole shareholder of Kornreich Media Corp.

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York 10153

          (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

              Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign. Kornreich Media Corp. is a general partner of SMGP, the general partner of Mezzanine, Mezzanine T-E and Mezzanine Foreign.

      11. (a) Andrew Sandler, a manager and majority member of ALSI, LLC, and a director of ARPH.

          (b) Address:
               767 Fifth Avenue, 45th Floor
               New York, New York 10153

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

          ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign. ARPH is a general partner of SMGP, the general partner of Mezzanine, Mezzanine T-E and Mezzanine Foreign.

ITEM      3. Source and Amounts of Funds or Other Consideration

          The partnerships obtained funds for the purchase of the shares of Common Stock, the Warrants, the Preferred Stock and Preferred Warrants, from their respective working capital and other funds.

          From October 1993 to September 1994, 21st Century, T-E, Foreign, Mezzanine, Mezzanine T-E, and Mezzanine Foreign acquired preferred stock ("Preferred Stock") and warrants exercisable to purchase preferred stock ("Preferred Warrants") from the Issuer in private placements. The Preferred Stock and the Preferred Warrants were exchanged for shares of Common Stock and Private Placement Warrants, respectively, in the IPO. The Common Stock issued in exchange for the Preferred Stock cannot be sold, assigned or transferred from June 7, 1995 to June 7, 1997 without the consent of GKN Securities Corp., and the Private Placement Warrants and the underlying Common Stock cannot be transferred from June 7, 1995 to December 1995.

          21st Century, T-E, and Foreign acquired their respective securities of the Issuer from the Issuer's initial public offering and in the over-the-counter market.

          The amount of funds used in acquiring the shares of Common Stock, the Warrants, the Preferred Stock and the Preferred Warrants are set forth below:

          Name                                Amount of Consideration
          ----                                -----------------------
          21st Century                              $  2,147,268
          T-E                                       $    730,578
          Foreign                                   $    289,074
          Mezzanine                                 $  3,210,000
          Mezzanine T-E                             $  1,444,500
          Mezzanine Foreign                         $    695,000


ITEM 4.   Purpose of Transaction.

          The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 8,644,872 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated June 7, 1995) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 8, 1995:

                                      Shares of            Percentage of Shares
                                    Common Stock              of Common Stock
Name                             Beneficially Owned(1)     Beneficially Owned(1)
----                             ---------------------     ---------------------
21st Century Communications
 Partners, L.P.                       783,332(2)                 8.7%
21st Century Communications
 T-E Partners, L.P.                   783,332(3)                 8.7%
21st Century Communications
 Foreign Partners, L.P.               783,332(4)                 8.7%

--------

     (1) Includes shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants.

     (2) Includes 299,462 shares of Common Stock and 231,659 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by 21st Century. 21st Century disclaims beneficial ownership of 40,315 shares of Common Stock owned by Foreign, 31,187 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by Foreign, 101,889 shares of Common Stock owned by T-E, and 78,820 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by T-E.

     (3) Includes 101,889 shares of Common Stock and 78,820 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by T-E. T-E disclaims beneficial ownership of 40,315 shares of Common Stock owned by Foreign, 31,187 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by Foreign, 299,462 shares of Common Stock owned by 21st Century, and 231,659 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by 21st Century.

     (4) Includes 40,315 shares of Common Stock and 31,187 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by Foreign. Foreign disclaims beneficial ownership of 299,462 shares of Common Stock owned by 21st Century, 231,659 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by 21st Century, 101,889 shares of Common Stock owned by T-E, and 78,820 shares of Common Stock issuable upon the exercise of the Warrants and Private Placement Warrants owned by T-E.

                                      Shares of            Percentage of Shares
                                    Common Stock              of Common Stock
Name                             Beneficially Owned(1)     Beneficially Owned(1)
----                             ---------------------     ---------------------
Sandler Mezzanine                      634,145(5)                  7.3%
  Partnership, L.P.
Sandler Mezzanine T-E                  634,145(6)                  7.3%
  Partnership, L.P.
Sandler Mezzanine Foreign              634,145(7)                  7.3%
  Partnership, L.P.

----------

     (5) Includes 330,857 shares of Common Stock and 49,631 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine. Mezzanine disclaims beneficial ownership of 71,685 shares of Common Stock owned by Mezzanine Foreign, 10,753 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine Foreign, 148,885 shares of Common Stock owned by Mezzanine T-E, and 22,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine T-E.

     (6) Includes 148,885 shares of Common Stock and 22,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine T-E. Mezzanine T-E disclaims beneficial ownership of 71,685 shares of Common Stock owned by Mezzanine Foreign, 10,753 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine Foreign, 330,857 shares of Common Stock owned by Mezzanine, and 49,631 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine.

     (7) Includes 71,685 shares of Common Stock and 10,753 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine Foreign. Mezzanine Foreign disclaims beneficial ownership of 330,857 shares of Common Stock owned by Mezzanine, 49,631 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine, 148,885 shares of Common Stock owned by Mezzanine T-E, and 22,334 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Mezzanine T-E.

                                      Shares of            Percentage of Shares
                                    Common Stock              of Common Stock
Name                             Beneficially Owned(1)     Beneficially Owned(1)
----                             ---------------------     ---------------------
Harvey Sandler                       1,417,477(8)                15.6%
Barry Lewis                          1,417,477(8)                15.6%
Michael J. Marocco                   1,417,477(8)                15.6%
John Kornreich                       1,417,477(8)                15.6%
Andrew Sandler                       1,417,477(8)                15.6%

          (b) By virtue of being the sole shareholder of ARH, and the majority shareholder of ARPH, Harvey Sandler may be deemed to have shared power to vote and to dispose of 1,417,477 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 15.6% of the outstanding Common Stock.

          By virtue of being the majority shareholder and a director of EMEBE, and the majority shareholder, a director and officer of EMEBE Media, Barry Lewis may be deemed to have shared power to vote and to dispose of 1,417,477 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and Private Placement Warrants), representing approximately 15.6% of the outstanding Common Stock.

          By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of 1,417,477 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and Private Placement Warrants), representing approximately 15.6% of the outstanding Common Stock.

          By virtue of being the majority shareholder and director of Four JK Corp., and the sole shareholder, a director and officer of Kornreich Media Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 1,417,477 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and Private Placement Warrants), representing approximately 15.6% of the outstanding Common Stock.

----------
     (8) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

          By virtue of being a manager and majority member of ALSI, LLC, and a director of ARPH, Andrew Sandler may be deemed to have shared power to vote and to dispose of 1,417,477 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and Private Placement Warrants), representing approximately 15.6% of the outstanding Common Stock.

          (c) The following is a description of all transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from April 8, 1995 to June 8, 1995, inclusive:

                                                    Number of
                                                    Shares (S) or
                                    Purchase        Warrants (W)    Purchase
                                        or          Purchased          or
Name of Shareholder                 Sale Date       or (Sold)     Sales Price
-------------------                 ---------       ---------     -----------

21st Century Communications           6/8/95         50,852(S)     $ 4.75
  Partners, L.P.                      6/8/95         50,852(W)     $  .10
                                      6/8/95         67,803(S)     $ 5.0317

21st Century Communications T-E       6/8/95         17,302(S)     $ 4.75
  Partners, L.P.                      6/8/95         17,302(W)     $  .10
                                      6/8/95         23,609(S)     $ 5.0317

21st Century Communications Foreign   6/8/95          6,846(S)     $ 4.75
  Partners, L.P.                      6/8/95          6,846(W)     $  .10
                                      6/8/95          9,128(S)     $ 5.0317

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          (a) 21st Century is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by 21st Century.

          (b) T-E is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by T-E.

          (c) Foreign is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Foreign is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by Foreign.

          (d) Mezzanine is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Mezzanine is vested in its general partner - SMGP. The limited partners have no voting or investment power over the shares of Common Stock held by Mezzanine.

          (e) Mezzanine T-E is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Mezzanine T-E is vested in its general partner - SMGP. The limited partners have no voting or investment power over the shares of Common Stock held by Mezzanine T-E.

          (f) Mezzanine Foreign is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Mezzanine Foreign is vested in its general partner SMGP. The limited partners have no voting or investment power over the shares of Common Stock held by Mezzanine Foreign.

          (g) The reporting persons entered into a lock-up agreement with GKN Securities Corp. ("GKN") on June 7, 1995. Pursuant to this agreement, until June 7, 1997, the reporting persons shall not sell, assign or transfer their shares of Common Stock, without the consent of GKN.

          (h) Except for the circumstances discussed or referred to in paragraphs (a) through (g) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.   Material to be Filed as Exhibits

          Exhibit A - Agreement, dated November 12, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                   Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:  November 12, 1996

             21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

             By: Sandler Investment Partners, L.P., general partner
                 By: Sandler Capital Management, general partner
                     By: ARH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:


             21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

             By: Sandler Investment Partners, L.P., general partner
                 By: Sandler Capital Management, general partner
                     By: ARH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:


             21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

             By: Sandler Investment Partners, L.P., general partner
                 By: Sandler Capital Management, general partner
                     By: ARH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:

             SANDLER MEZZANINE PARTNERSHIP, L.P.

             By: Sandler Mezzanine General Partnership, general partner
                     By: ARPH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:


             SANDLER MEZZANINE T-E PARTNERSHIP, L.P.

             By: Sandler Mezzanine General Partnership, general partner
                     By: ARPH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:


             SANDLER MEZZANINE FOREIGN PARTNERSHIP, L.P.

             By: Sandler Mezzanine General Partnership, general partner
                     By: ARPH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:

                                   S/Michael J. Marocco
                                   ----------------------------------------
                                   Michael J. Marocco, Individually

                                   S/Barry Lewis
                                   ----------------------------------------
                                   Barry Lewis, Individually

                                   S/John Kornreich
                                   ----------------------------------------
                                   John Kornreich, Individually

                                   S/Harvey Sandler
                                   ----------------------------------------
                                   Harvey Sandler, Individually

                                   S/Andrew Sandler
                                   ----------------------------------------
                                   Andrew Sandler, Individually

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per shares, and certain securities convertible into Common Stock of YES! ENTERTAINMENT CORPORATION and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of November, 1996.

             21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

             By: Sandler Investment Partners, L.P., general partner
                 By: Sandler Capital Management, general partner
                     By: ARH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:

             21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

             By: Sandler Investment Partners, L.P., general partner
                 By: Sandler Capital Management, general partner
                     By: ARH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:

             21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

             By: Sandler Investment Partners, L.P., general partner
                 By: Sandler Capital Management, general partner
                     By: ARH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:

             SANDLER MEZZANINE PARTNERSHIP, L.P.

             By: Sandler Mezzanine General Partnership, general partner
                     By: ARPH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:


             SANDLER MEZZANINE T-E PARTNERSHIP L.P.

             By: Sandler Mezzanine General Partnership, general partner
                     By: ARPH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:


             SANDLER MEZZANINE FOREIGN PARTNERSHIP, L.P.

             By: Sandler Mezzanine General Partnership, general partner
                     By: ARPH Corp., general partner

                        By: S/Harvey Sandler
                            ----------------------------------------
                            Name:
                            Title:

                                   S/Michael J. Marocco
                                   --------------------------------------
                                   Michael J. Marocco, Individually


                                   S/Barry Lewis
                                   --------------------------------------
                                   Barry Lewis, Individually


                                   S/John Kornreich
                                   --------------------------------------
                                   John Kornreich, Individually


                                   S/Harvey Sandler
                                   --------------------------------------
                                   Harvey Sandler, Individually


                                   S/Andrew Sandler
                                   --------------------------------------
                                   Andrew Sandler, Individually


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).